JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

September 26, 2024

VIA EDGAR

Mr. Donald Field

Ms. Jenna Hough

Mr. Joel Parker

Mr. Scott Stringer

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2023

Filed on April 18, 2024 (File No. 001-36450)

Dear Mr. Field, Ms. Hough, Mr. Parker and Mr. Stringer,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 12, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 18, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 3. Key Information

Cash and Asset Flows through Our Organization, page 12

1.

We note your revised disclosure here and elsewhere in this annual report that “the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland if our holding company, our subsidiaries, or the consolidated variable interest entities do not comply with applicable laws or regulations on such currency conversion.” Please amend your disclosure here and elsewhere in this annual report, as applicable, to state more directly that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 5 (Summary of Risk Factors Section):

Risks Related to Doing Business in China

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of ~~if~~ our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government ~~do not comply with applicable laws or regulations~~ on cash transfers. Although currently there are not equivalent or similar ~~requirements~~ restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain ~~requirements~~ restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 63 and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental ~~regulation~~ control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 71 for details.

Page 12 (Item 3. Key Information):

Cash and Asset Flows through Our Organization

Under PRC laws and regulations, . . ., Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of the Chinese mainland are subject to PRC governmental ~~regulations~~ control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of ~~if~~ our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government ~~do not comply with applicable laws or regulations~~ on such currency conversion. As of the date of this annual report, there are not equivalent or similar ~~requirements~~ restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain ~~requirements~~ restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental ~~regulation~~ control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

Page 63 (Risks Related to Our Corporate Structure):

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

. . .

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of ~~if~~ our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government ~~do not comply with applicable laws and regulations~~ on cash transfers. Although currently there are not equivalent or similar ~~requirements~~ restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain ~~requirements~~ restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

Page 71 (Risks Related to Doing Business in China):

Governmental ~~regulation~~ control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes ~~regulations~~ controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in the Chinese mainland are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Although currently there are not equivalent or similar ~~requirements~~ restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain ~~requirements~~ restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to ~~these requirements~~ interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion.

E. Critical Accounting Estimates

Income Taxes, page 12

2.

We note that you have a RMB17,057 million tax valuation allowance and also have had significant income before taxes in 2022 and 2023. Please revise to provide qualitative and quantitative information necessary to understand the tax valuation estimation uncertainty, including the specific positive and negative evidence considered, and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations. Refer to Item 5.E of Form 20-F.

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 155:

Income Taxes

We are mainly subject to income tax in the Chinese mainland, but are also subject to taxation on profit arising in or derived from the tax jurisdiction where our subsidiaries are domiciled and operate in countries or regions other than the Chinese mainland. We evaluate the potential realization of deferred tax assets on an entity-by-entity basis. Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to reduce the amount of deferred tax assets ~~if~~ based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company considered all the available positive and negative evidence at each legal entity level to determine whether a valuation allowance for deferred tax assets is needed. The valuation allowance of RMB17 billion and RMB    billion as of December 31, 2023 and 2024, respectively, is based on management’s estimates of future taxable income and application of relevant tax income laws. Our valuation allowance mainly arises from loss-making entities under the logistics business and certain new businesses that have suffered cumulative losses in recent years, and for which we continue to project losses in future periods due to the expected future earning volatility. Based on that, management believes that it is not more likely than not that the related deferred tax assets for those entities will be released as the related net operating loss carry forwards will not be utilized to offset taxable income in the foreseeable future. We released approximately RMB    billion of our valuation allowance in 2024 and will continue to monitor the need for a valuation allowance against our deferred tax assets in the future. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive income/(loss) in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, ~~2022 and~~ 2023 and 2024, we did not have any significant unrecognized uncertain tax positions.

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

15. Accounts Payable, page F-57

3.	Please revise to disclose the description of the payment terms, including payment timing, of your supply chain financing arrangements. Refer to ASC 405-50-50-3 and 405-50-55-2 and 3.

In response to the Staff’s comment, the Company respectfully advises that, as of December 31, 2023, the payment timing of its supply chain financing arrangements mainly ranged from 30 days to 60 days after products acceptance or completion of sale. In the 2023 Form 20-F, the Company provided the annual accounts payable turnover days for retail business of 53.2 days in 2023 on page 149 in Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources, which was close to the payment timing under supply chain financing arrangements. The Company proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page F-57:

JD Technology and other financial institutions (the “Institutions”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the Institutions to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. The Group did not provide assets pledged as security or other forms of guarantees under the supply chain financing arrangements. As of December 31, ~~2022 and~~ 2023 and 2024, ~~RMB16,671 million and~~ RMB21,316 million and RMB  million, respectively, of the outstanding payment obligations were elected by the suppliers and sold to the Institutions. A supplier’s election to receive early payment from the Institutions does not change the amount that we must remit to the Institutions or our payment date, which mainly ranges from  days to  days after products acceptance or completion of sale.

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

General

4.

We note the changes you made to your disclosure appearing in the Summary of Risk Factors, Item 3. Key Information and the applicable risk factors relating to the legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your Annual Report on Form 20-F for the fiscal year ended December 31, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosures in the above referenced sections convey these risks. Please restore and revise your disclosures in the above referenced sections to directly address these risks.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows to restore the disclosures to be consistent with that in the Form 20-F for the fiscal year ended December 31, 2022 (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 5 (Summary of Risk Factors Section):

Risks Related to Doing Business in China

•

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms” on page 67 for details; and.

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of ~~if~~ our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government ~~do not comply with applicable laws or regulations~~ on cash transfers. Although currently there are not equivalent or similar ~~requirements~~ restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain ~~requirements~~ restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 63 and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental ~~regulation~~ control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 71 for details.

Page 11 (Item 3. Key Information):

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the necessary licenses and permits from the PRC government authorities, including, among others, ICP licenses, Courier Service Operation Permits and Practicing License for Medical Institutions, except as disclosed in “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.” Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future.

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

Page 12 (Item 3. Key Information):

Cash and Asset Flows through Our Organization

. . .

Under PRC laws and regulations, . . ., Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of the Chinese mainland are subject to PRC governmental ~~regulations~~ control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of ~~if~~ our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government ~~do not comply with applicable laws or regulations~~ on such currency conversion. As of the date of this annual report, there are not equivalent or similar ~~requirements~~ restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain ~~requirements~~ restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental ~~regulation~~ control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Page 61 (Risks Related to Our Corporate Structure):

If the PRC government determines that the contractual arrangements constituting part of the consolidated variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

. . .

Although we believe we, our PRC subsidiaries and the consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government ~~may determine~~ has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated variable interest entities do not comply with applicable law, it could revoke the consolidated variable interest entities’ business and operating licenses, require the consolidated variable interest entities to discontinue or restrict the consolidated variable interest entities’ operations, restrict the consolidated variable interest entities’ right to collect revenues, block the consolidated variable interest entities’ websites, require the consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which the consolidated variable interest entities may not be able to comply, impose restrictions on the consolidated variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated variable interest entities’ business operations or restrict the consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the consolidated variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

Page 63 (Risks Related to Our Corporate Structure):

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

. . .

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of ~~if~~ our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government ~~do not comply with applicable laws and regulations~~ on cash transfers. Although currently there are not equivalent or similar ~~requirements~~ restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain ~~requirements~~ restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

Page 64 (Risks Related to Our Corporate Structure):

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental ~~regulation~~ control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Page 66 (Risks Related to Doing Business in China):

Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us.

. . .

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted ~~time-consuming~~, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities may have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

Page 67 (Risks Related to Doing Business in China):

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and ~~challenges~~ uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

Division of Corporation Finance

Securities and Exchange Commission

September 26, 2024

Page 71 (Risks Related to Doing Business in China):

Governmental ~~regulation~~ control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes ~~regulations~~ controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in the Chinese mainland are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Although currently there are not equivalent or similar ~~requirements~~ restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain ~~requirements~~ restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to ~~these requirements~~ interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion.

*  *  *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 10 8911-8888 or ian.shan@jd.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Ian Su Shan
Ian Su Shan
Chief Financial Officer

cc:	Sandy Ran Xu, Director and Chief Executive Officer, JD.com, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP